Filed Pursuant to Rule 424(b)3
Reg No 333-121067

PRICING SUPPLEMENT NO. 96
(To prospectus dated May 18, 2005 and prospectus supplement dated May 18, 2005)

U.S.$3,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

USD/TRY FX-Linked Digital Notes

Due April 20, 2007

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series H, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 18, 2005 (the “base prospectus”). Terms used here have the meanings given them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•                  Senior unsecured obligations of Lehman Brothers Holdings Inc.

•                  CUSIP: 52517PG70

•                  ISIN: US52517PG708

•                  This note is designed for an investor who believes that the Turkish Lira (TRY) will appreciate relative to the U.S. Dollar (USD). If the Settlement Rate for the TRY on April 16, 2007 is less than or equal to 1.3505 (i.e., the TRY appreciates relative to the USD), the investor will receive a single payment at maturity equal to 97% of the principal amount of the notes plus an additional return of 21% times the full principal amount of notes held (i.e., an effective return of 18% on the principal amount of notes held by the investor). If the Settlement Rate is greater than 1.3505 on April 16, 2007 (i.e., the TRY depreciates relative to the USD), then the investor will suffer a loss of 3% of the principal amount of the notes (i.e., will receive at maturity only 97% of the principal amount of the notes).

•                  Maturity Date:  April 20, 2007.

•                  97% principal protection if the notes are held to maturity.

•                  Denominations: U.S.$10,000 and whole multiples of U.S.$5,000.

Payments:

•                  No interest payments during the term of the notes.

•                  Each note will receive a single U.S. Dollar cash payment on the Maturity Date equal to 97% of the principal amount of the note plus the Additional Amount, if any.

•                  The Additional Amount is equal to (subject to the occurrence of a Disruption Event) the principal amount of the note multiplied by:

•                  21%, if the Settlement Rate is less than or equal to 1.3505; or

•                  0%, if the Settlement Rate is greater than 1.3505

•                  Settlement Rate: The Reference Exchange Rate on April 16, 2007, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

•                  Reference Exchange Rate: The spot exchange rate for the TRY quoted against the U.S. dollar expressed as number of TRY per USD 1.

Investing in the notes involves risks. Risk Factors Relating to the Notes begin on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$3,000,000
Underwriting discount	0%	U.S.$0
Proceeds to Lehman Brothers Holdings	100%	U.S.$3,000,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about April 20, 2006.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities. It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions. Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

April 13, 2006

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors Relating to the Notes” section beginning on page PS-4 to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Turkish Lira (TRY) relative to the U.S. dollar (USD). We refer to TRY as the Reference Currency. The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on April 20, 2007 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least 97% of the principal amount of their investment at maturity and who also believe the value of the TRY will appreciate relative to the USD.

At maturity, you will receive a payment equal to the sum of

•                  97% times the principal amount of the note; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than 97% of the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is equal to (subject to the occurrence of a Disruption Event) the principal amount of the note multiplied by:

•                  21%, if the Settlement Rate is less than or equal to 1.3505; or

•                  0%, if the Settlement Rate is greater than 1.3505

The Settlement Rate for the TRY is the Reference Exchange Rate for the TRY on the Valuation Date observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event, as defined in “Description of the Notes”).

The Valuation Date is April 16, 2007 or, if that day is not a Valuation Business Day, the immediately preceding Valuation Business Day.

The Reference Exchange Rate is the spot exchange rate for the TRY quoted against the U.S. dollar expressed as number TRY per USD 1.

You can review the historical performance of the Turkish Lira under “Exchange Rates”.

For further information concerning the calculation of the Additional Amount and on the Additional Amount payable if a Disruption Event occurs, see “What happens in the event of a Disruption Event” below and “Description of the Notes”.

How will I be able to find the value of the Reference Currency at any point in time?

You can obtain the level of the TRY at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-4.

What about taxes?

We intend to treat the notes as indebtedness subject to U.S. Treasury regulations that apply to contingent payment debt instruments. As a result, you will be subject to federal income tax on the accrual of original issue discount in respect of the notes based on the “comparable yield” of the notes, even though no interest payments will actually be made to you. The “comparable yield” of the notes will generally be the rate at which we could issue a fixed rate debt instrument with terms and conditions similar to the notes. In addition, gain and, to some extent, loss on the sale, exchange or other disposition of notes will generally be ordinary income or loss. See “Certain United States Federal Income Tax Consequences.”

What happens in the event of a Disruption Event?

If the calculation agent determines that a Disruption Event has occurred on any day during the term of the notes, the calculation agent will determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner. See “Description of the Notes”.

What happens in the event of a Price Source Unavailability Event?

If the calculation agent determines that a Price Source Unavailability Event has occurred for the Reference Currency on the Valuation Date, the Settlement Rate for the Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology (as defined below). See “Description of the Notes”.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. (“Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary – Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., our subsidiary, will be the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date, as well as determining whether a Disruption Event has occurred. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors Relating to the Notes—There are Potential Conflicts of Interest between Lehman Brothers Holdings or its Affiliates and Holders of the Notes” and “Description of the Notes.”

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes. However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS RELATING TO THE NOTES

Unlike ordinary debt securities, the return on the notes at maturity depends on changes in the value of the Reference Currency relative to the U.S. dollar. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Reference Currency. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

The Notes Are Subject to Foreign Exchange Rate Risk and Investors May Lose Part of Their Investment

The return on the notes at maturity is entirely dependent on the performance of the Reference Currency. If the Settlement Rate is greater than the Reference Level 1.3505, then the investor will not receive any return on the notes and will suffer a loss of 3% of the principal amount of the notes (i.e., will receive back at maturity only 97% of the principal amount). Moreover, because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due) and are only 97% principal protected if held to maturity, a holder’s return on the notes above 97% of the principal amount will depend solely on the Additional Amount, if any, paid on the Maturity Date. Additionally, selling this security during a period when the Reference Exchange Rate at that time (calculated using the spot exchange rate at that time) is greater than the Reference Level, or during a period in which the market’s perception of the probability of the Reference Exchange Rate being greater than the Reference Level is high, may result in a dollar price significantly less than 100% of the principal amount of notes sold. Selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of notes sold.

The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currency, which depends in part on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the country in which the Reference Currency is circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by us, Lehman Brothers Inc., or our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are No Interest Payments on the Notes

The amount payable of the notes at maturity will be determined by applying the formula set forth under “Description of the Notes” and will depend on the Settlement Rate determined as of the Valuation Date. The notes will not bear interest except in the event that amounts due at maturity are not paid when due, as described under “Description of the Notes.”  Accordingly, a holder’s return on the notes will depend solely on the Additional Amount (if any) received on the Maturity Date.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., one of our affiliates, serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes. The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from us under the notes, due to or from us or any of our affiliates under any related hedge transaction or the value of the investments held by us or our affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. We and our affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the levels of the Reference Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

The U.S. Federal Income Tax Treatment Is Uncertain

There are no relevant authorities that directly address the U.S. federal income tax treatment of instruments such as the notes, and no ruling has been sought from the Internal Revenue Service in connection with the issuance of the notes. Accordingly, the U.S. federal income tax characterization of the notes is uncertain. We intend to take the position that the notes will be treated for U.S. federal income tax purposes as indebtedness subject to U.S. Treasury regulations applicable to contingent payment debt instruments and, by purchasing the notes, investors will be deemed to have agreed to such treatment. Moreover, we intend to treat the notes as not subject to special rules governing contingent payment debt instruments whose payments are denominated in, or determined by reference to, foreign currencies. There can be no assurance that the IRS will agree with such characterization. A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note. Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations. See “Certain United States Federal Income Tax Consequences” in the base prospectus.

DESCRIPTION OF THE NOTES

The U.S.$3,000,000 aggregate principal amount of USD/TRY-Linked Digital Notes Due April 20, 2007 offered hereby are Medium-Term Notes, Series H, of Lehman Brothers Holdings Inc. The CUSIP number for the notes is 52517PG70 and the ISIN number is US52517PG708. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$10,000 and in integral multiples of U.S.$5,000 in excess thereof, and will have a stated “Maturity Date” of April 20, 2007, or if such day is not a New York business day, on the next following New York business day.

The notes are offered as foreign exchange-linked notes with portions of the amount payable determined by reference to the spot exchange rate of the Turkish Lira (TRY) (the “Reference Currency”).

Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below. No interest will accrue during the term of the notes and no interest will be payable at maturity except in the event that the Redemption Amount is not paid when due, as described below.

The “Valuation Date” is April 16, 2007, or, if such day is not a Valuation Business Day, the immediately preceding Valuation Business day.

The “Redemption Amount” for each note will be an amount equal to the sum of the Principal Protection times the principal amount of each note plus the Additional Amount, if any. The Additional Amount is determined by reference to the spot exchange rate of the Reference Currency relative to the U.S. dollar. Holders of the notes will receive on the Maturity Date an amount equal to not less than 97% of the principal amount of each note notwithstanding a depreciation of the Reference Currency as compared to the U.S. dollar.

The “Principal Protection” is 97%.

The “Additional Amount” for each note will be (subject to the occurrence of a Disruption Event) the principal amount of the note multiplied by

•                  21%, if the Settlement Rate is less than or equal to the Reference Level; or

•                  0%, if the Settlement Rate is greater than the Reference Level

The “Reference Level” is 1.3505.

The “Settlement Rate” for the Reference Currency is the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

The “Settlement Rate Option” for the Reference Currency is as follows:

Reference Currency	Settlement Rate Option
TRY	The spot rate in (A) divided by the spot rate in (B)

(A) The Turkish Lira/Euro fixing rate, expressed as the amount of Turkish Lira per one Euro which appears on Reuters Screen ECB37 to the right of the caption “TRY” at approximately 2:15 p.m., Central European time, on the Valuation Date.

(B) The U.S. Dollar/Euro fixing rate, expressed as the amount of U.S. Dollar per one Euro which appears on Reuters Screen ECB37 to the right of the caption “USD” at approximately 2:15 p.m., Central European time, on the Valuation Date.

The screen or time of observation indicated in relation to the Settlement Rate Option above shall be deemed to refer to such screen or time of observation as modified or amended from time to time, or to any substitute screen thereto.

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability

Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (i) the conversion of TRY into USD through customary legal channels or (ii) the delivery of (x) USD from accounts inside Turkey to accounts outside Turkey or (y) of TRY between accounts inside Turkey or to a party that is a non-resident of Turkey;

(B)        the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)        the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to the Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the fulfilment of our obligations under the notes, or (z) our ability or the ability of any of our affiliates through which we hedge our position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Upon the occurrence of a Price Source Unavailability Event with respect to the Reference Currency, the Settlement Rate for the Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

The “Fallback Rate Observation Methodology” means that the Settlement Rate for the Reference Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date, for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Settlement Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Reference Currency. If these spot quotations are available from only one Reference Bank, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If no spot quotation is available, then the Settlement Rate for such Reference Currency will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

A “Valuation Business Day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the Redemption Amount, calculated as though the maturity of the notes were the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the Redemption Amount calculated as though the maturity date of the notes were the date of the commencement of the proceeding.

Any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent. If interest is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

This note is designed for an investor who believes that the Turkish Lira (TRY) will appreciate relative to the U.S. Dollar (USD). If the Settlement Rate for the TRY on April 16, 2007 is less than or equal to 1.3505, the investor will receive a single payment at maturity equal to 97% of the principal amount of the notes plus an additional return of 21% times the full principal amount of notes held. If the Settlement Rate is greater than 1.3505 on April 16, 2007, then the investor will suffer a loss of 3% of the principal amount of the notes.

Historical Exchange Rates

The following chart show the weekly spot exchange rates for the Reference Currency in the period from the week ending April 6, 2003 through the week ending April 9, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the number of units of the Reference Currency per U.S. Dollar. The historical data on the Reference Currency is not necessarily indicative of the future performance of the Reference Currency or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical values for the Settlement Rate (which is determined on the Valuation Date) and a Reference Level of 1.3505, which was fixed on the date hereof.

For example, if the hypothetical Settlement Rate is 1.3000 and the Reference Level is 1.3505, then the Redemption Amount payable on the Maturity Date would be 97% of the principal amount of the notes plus the Additional Amount (21% times the full principal amount of notes held), an effective return of 18% on the principal amount of notes held by the investor. If the hypothetical Settlement Rate is, for example, 1.3800 and the Reference Level is 1.3505, then the Additional Amount would be zero and the investor would not receive any return on the notes and in fact would suffer a loss of 3% of the principal amount of the notes held by that investor (i.e., would receive back only 97% of the principal amount of the notes). The Settlement Rate values above have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/TRY exchange rate, and should not be taken as indicative of the future performance of the USD/TRY exchange rate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the treatment described herein. We intend to treat, and by purchasing a note, for all purposes a holder agrees to treat, the notes as “contingent payment debt instruments.”  As such, we intend to report interest deductions with respect to the notes based on this treatment and will, upon written request, provide holders of notes with a projected payment schedule. Under such characterization, holders of the notes will accrue original issue discount based on the “comparable yield” of the notes (generally, the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the notes).

Based on the current interest rate environment, we estimates that the comparable yield of the notes would be an annual rate of approximately 5.05%, compounded quarterly. We will not determine the actual comparable yield of the notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder’s total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be treated as a capital loss.

Gain recognized upon the sale, exchange or other disposition of a note will generally be treated as ordinary income. Any loss recognized on the disposition of a note will be treated as ordinary loss to the extent of a holder’s prior original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss.

Holders of notes can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to us at the following address (which replaces the address provided in the base prospectus):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a note, a holder agrees to be bound by our determination of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the base prospectus.

There can be no assurance that the IRS will agree with the foregoing treatment of the notes, and it is possible that the IRS could assert another treatment and a court could agree with such assertion. For instance, it is possible that the IRS could seek to treat the notes as cash-settled financial contracts giving rise to capital gain or loss. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws.

Because the notes do not provide full principal protection, there can be no assurance that the Internal Revenue Service will agree that the notes should be treated as debt subject to the contingent debt rules which will require current income accrual and will generally give rise to ordinary income or loss instead of financial contracts giving rise to capital gain or loss.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

The notes are a new issue of securities with no established trading market. We have been advised by the Agent that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

We or an affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Agent has represented and agreed, and the Agents appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the “Program”), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it, to the best of its knowledge after due inquiry, has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agents appointed under the Program will be required to represent and agree, that, to the best of its knowledge after due inquiry:

(a) in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it, to the best of its knowledge after due inquiry, will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the notes or possesses or distributes this pricing supplement, the MTN prospectus supplement, the base prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$3,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

USD/TRY-Linked FX Digital Notes

Due April 20, 2007

PRICING SUPPLEMENT
APRIL 13, 2006

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 18, 2005 AND

PROSPECTUS

DATED MAY 18, 2005)

LEHMAN BROTHERS